August 21, 2009

Jennifer Fugario, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-4561

Re:	310 Holdings, Inc.
Form 8-K Filed August 17, 2009
File No. 000-52444

Dear Ms. Fugario:

We represent 310 Holdings, Inc. (the “Company”). We are in receipt of your letter dated August 20, 2009 and the following sets forth our responses to same:

Form 8-K Filed August 17, 2009
Item 4.01  Changes in Registrant’s Certifying Accountant

1.
You disclose that Seale and Beers, CPAs have been your auditors since August 11, 2009; however, this appears inconsistent with the disclosure noted in your Form 8-K filed August 11, 2009 wherein you state that Seale and Beers, CPAs were engaged on August 6, 2009.  Please advise and amend the Form 8-K to revise your disclosure accordingly.

Answer:	This has been revised to disclose that Seale & Beers, CPAs were engaged on August 6, 2009.

2.
You disclose that you have not consulted with Seale and Beers, CPAs regarding the matters set forth in Item 304(a)(2)(ii) of Regulation S-K.  Please note that your disclosure should state whether you have consulted with the newly engaged accountant regarding such matters.  Please amend the Form 8-K to revise your disclosure accordingly.

Answer:	This has been revised to disclose that the Company has not consulted with the new auditors regarding the matters set forth in Item 304(a)(2)(ii).

3.	Please include an updated Exhibit 16 letter from the former accountants in your amended Form 8-K.

Answer:	An updated Exhibit 16 letter from the former accountant is included.

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW& JACLIN, LLP

By:  /s/   Gregg E. Jaclin
GREGG E. JACLIN